Exhibit 12.1

Pennsylvania Real Estate Investment Trust

Statement of Combined Fixed Charges and Preference Dividends to Earnings

(dollars in thousands)	9 Months Ended September 30, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Income (loss) before allocation to minority interests and income from investments in unconsolidated joint ventures	$1,296	$(139,107)	$(24,831)	$(30,227)	$(52,657)	$(74,511)

Plus fixed charges:
Interest expense (including amortization of finance charges)	53,611	81,096	82,165	98,731	122,118	127,148
Capitalized interest	2,221	604	1,883	874	1,549	2,087
Interest within rental expense	400	715	392	456	1,154	1,194

Total Fixed Charges	56,232	82,415	84,440	100,061	124,821	130,429

Preferred dividends	11,886	15,848	15,848	15,848	7,984	—

Total Fixed Charges and Preferred Dividends	68,118	98,263	100,288	115,909	132,805	130,429

Plus amortization of capitalized interest	1,042	1,626	2,087	2,291	2,169	1,956

Plus distributed income of investments in unconsolidated joint ventures	13,663	5,868	12,127	9,023	13,002	9,636

Less capitalized interest	(2,221)	(604)	(1,883)	(874)	(1,549)	(2,087)

Less preferred dividends	(11,886)	(15,848)	(15,848)	(15,848)	(7,984)	—

Total Earnings	70,012	(49,802)	71,940	80,274	85,786	65,423

Interest expense (Incl. Amortization of Deferred Financing Costs)	53,611	81,096	82,165	98,731	122,118	127,148
Capitalized interest	2,221	604	1,883	874	1,549	2,087
Interest within rental expense	400	715	392	456	1,154	1,194
Preferred dividends	11,886	15,848	15,848	15,848	7,984	—

Fixed Charges	68,118	98,263	100,288	115,909	132,805	130,429

Combined Fixed Charges and Preference Dividends	68,118	98,263	100,288	115,909	132,805	130,429

Total Earnings	70,012	(49,802)	71,940	80,274	85,786	65,423

Ratio of Earnings to Fixed Charges	1.25	(0.60)	0.85	0.80	0.69	0.50

Ratio of Combined Earnings to Fixed Charges and Preference Dividends	1.03	(0.51)	0.72	0.69	0.65	0.50